FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company With Authorized Capital

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA”), in compliance with Article 157, paragraph 4, of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”), with the Resolution No. 44, of August 23, 2021 of the Brazilian Securities and Exchange Commission (“CVM”) and with CVM Resolution No. 78, of March 29, 2022, hereby informs its shareholders and the market in general that its Board of Directors approved on this date the “Merger Protocol and Justification of James Intermediação de Negócios Ltda”, executed by the management of the GPA and James Intermediação de Negócios Ltda. (“James”), a company fully owned by GPA, which establishes the merger of James into GPA, followed by James’s extinguishment and succession by GPA in all its rights and obligations (“Merger”).

The decision of GPA’s management to incorporate James is well-founded and fully aligned with the strategy of Novo GPA Brasil that consists in expanding its sales in the e-commerce segment, improving its delivery model and, consequently, enhancing the shopping experience of its customers. James’s know-how on delivery allows GPA to expand the volume of home deliveries for purchases made through GPA’s website or app significantly, especially under the ultra-convenience modality (deliveries in up to 90 minutes), which was possible due to the integration of James’ logistic engine.

The Merger will culminate in the integration of James' corporate structures into GPA, also enabling cost reduction and greater synergy of activities, as shown below.

1.               COMPANIES INVOLVED IN THE MERGER AND THEIR ACTIVITIES

About GPA

GPA is a publicly held company, with head office in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, No. 3,142, Jardim Paulista, Postal Code 01402-000, enrolled in the CNPJ/ME under No. 47.508.411/0001-56 and registered in the Board of Trade of São Paulo under NIRE 35.300.089.901.

GPA develops by itself and through its subsidiaries retail activities in Brazil, Colombia, Uruguay and Argentina, including the sale, of food products, clothing, hygiene, household appliances and fuel, among others. Such activities are conducted by physical and virtual means.

About SCB

James is a limited liability company, with head office in the City of Curitiba, State of Paraná, at Avenida Sete de Setembro, 2,775, Rebouças, Postal Code 80.230-903, enrolled in CNPJ/ME under No. 23.881.322/0001-92 and registered in the Board of Trade of Paraná under NIRE 41.209.148.377.

James develops activities of sales’ intermediation and agency services, enabling deliverers to meet commercial establishments so that they can carry out home deliveries on their behalf.

2.               DESCRIPTION AND PURPOSE OF THE MERGER

Once the Merger is concluded, B2C (business to customers) operations will be terminated, since such business shall be fully incorporated into the Group’s own apps. The app dedicated exclusively to the deliverers will be maintained.

Considering that GPA is the holder of all the shares representing James' corporate capital, the Merger will not result in an increase of GPA's corporate capital, and the investment in James will be replaced by the assets and liabilities to be merged by GPA. The purpose of the Merger is to reduce costs in administrative areas and unlock James’ strategic value, while maintaining the structure and know-how that James has in express deliveries within GPA. The Merger is subject to applicable corporate approvals.

3.               MAIN BENEFITS, COSTS AND RISKS OF THE MERGER

Merger Main Benefits. The Merger will result in patrimonial, legal and financial benefits for GPA, among which: (i) the optimization of GPA’s corporate structure; (ii) the reduction of costs in administrative areas and in the fulfillment of ancillary obligations, creating synergies; and (iii) unlocking of James’ strategic value, while maintaining James’ structure and know-how on express deliveries within the Company’s structure.

Therefore, GPA’s management understands that the Merger will benefit its shareholders, and, in addition, as there will be no increase in GPA’s corporate capital due to the Merger, there will be no dilution of the interests currently held by its shareholders in GPA's corporate capital.

Merger Costs. GPA’s management estimates that the Merger costs will be in the range of, approximately, BRL 226,131,67 (two hundred and twenty-six thousand, one hundred and thirty-one reais and sixty-seven centavos), witch includes expenses with publications, auditors, appraisers, lawyers and other professionals hired to assist in the Merger.

Merger Risks. The integration process may result in operational, commercial, financial, contractual and technological risks, which may result in unexpected losses or expenses. GPA's management may, therefore, neither be able to successfully implement the desired integration, nor obtain the expected returns over the investments related to the Merger, which may adversely affect GPA.

4.               SHARES EXCHANGE RATIO AND CRITERIA

James’s net equity shall be fully absorbed by GPA, in replacement of the quotas held by GPA in James’s corporate capital, that shall be canceled. The investment of GPA in James will be replaced in the balance sheet of GPA by the assets and liabilities that comprise James’s net equity, by their respective book value.

5.               SUBMISSION OF THE MERGER TO THE BRAZILIAN OR FOREIGN AUTHORITIES

The Transaction shall not be subject to, or approved by, any Brazilian or foreign authorities.

6.               SHARES EXCHANGE RATIO CALCULATED IN ACCORDANCE TO ARTICLE 264 OF LAW NO. 6,404, 1976

GPA clarifies that, in the context of the Merger, the appraisal report required by Article 264 of the Brazilian Corporate Law shall not be prepared, considering that, for the purposes of the Merger, there is no exchange ratio of shares or minority interests of James’s shareholders to be secured, since all of James’ quotas are held by GPA.

7.               APPLICABILITY OF RIGHT TO WITHDRAWAL AND REFUND AMOUNT

Withdrawal rights of the shareholders of GPA as a result of the Merger are not applicable under the terms of the legislation.

8.               FURTHER RELEVANT INFORMATION

GPA, for the purposes of the Merger, has hired Magalhães Andrade S/S Auditores Independentes, enrolled with the Regional Accounting Council of the State of São Paulo under No. 2SP000233/O-3, enrolled in CNPJ/ME under No. 62.657.242/0001-00, with head office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1,893, 6th floor, offices 61/62, Jardim Paulistano, CEP 01.451-001, to prepare the appraisal report of the total accounting net equity value of James, appraised on the base date of September 30, 2022.

The intended Merger, if approved, shall be implemented without any increase in the incorporating party’s share capital and, consequently, without dilution of the interest of its shareholders. Therefore, in consonance with article 16 of CVM Resolution No. 78, the obligations set forth in Chapter III of this same instruction are not applicable.

GPA called, on this date, its shareholders to deliberate on the Merger in an Extraordinary Shareholders´ Meeting to be held on December 16, 2022 (“ESM”).

The Merger Protocol, the Management Proposal and all other documents referring to the Merger are available in CVM’s (www.cvm.gov.br), B3’s (www.b3.com.br) and GPA’s (https://www.gpari.com.br/) websites. Additional information about the Merger, required under the terms of CVM Resolution No. 81, are available in the Management Proposal for the ESM.

For further information, please contact GPA’s Investor Relations Department.

São Paulo, November 16, 2022.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer of GPA

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 16, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.